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                            August 31, 2023

       Nigel Clarke
       Minister of Finance and the Public Service
       Government of Jamaica
       Consul General of Jamaica in New York
       Consulate General of Jamaica
       767 Third Avenue
       New York, NY 10017

                                                        Re: Government of
Jamaica
                                                            Amendment No. 1 to
Registration Statement under Schedule B
                                                            Filed August 14.
2023
                                                            File No. 333-271541
                                                            color:white;"_
                                                            Form 18-K filed on
July 12, 2023
                                                            File No. 001-04165

       Dear Nigel Clarke:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2023 letter.

       Schedule B

       Schedule B, page i

   1. We note your response to comment 1 and your revised disclosure. Please revise to include a note to the table in
the    Calculation of Registration Fee    as to whether or not the
                                                        registrant has
withdrawn the prior registration statement or has terminated or completed any offering that
included the unsold securities. Please see Rule 457(p)(5) of Regulation
 Nigel Clarke
Government of Jamaica
August 31, 2023
Page 2
         C.
         Please contact Michael Coco, Office Chief, at (202) 551-3253 with any questions.



                                                            Sincerely,
FirstName LastNameNigel Clarke
                                                            Division of
Corporation Finance
Comapany NameGovernment of Jamaica
                                                            Office of
International Corporate
August 31, 2023 Page 2                                      Finance
FirstName LastName